SCHEDULE 13D/A
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

Hamilton Lane Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
Telephone: (610) 934-2222

with a copy to:

Kimberly K. Rubel
Matthew H. Meyers
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,811,543
	(9)	Sole Dispositive Power 14,820,496
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,811,543
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.7%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,811,543
	(9)	Sole Dispositive Power 10,938,611
	(10)	Shared Dispositive Power 3,881,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,811,543
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.7%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,811,543
	(9)	Sole Dispositive Power 11,085,733
	(10)	Shared Dispositive Power 3,881,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,811,543
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 56.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,579,104
	(9)	Sole Dispositive Power 2,579,104
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,104
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.1%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,436,087
	(9)	Sole Dispositive Power 5,152,455
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,436,087
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kyera Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,648
	(9)	Sole Dispositive Power 363,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Nicole Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,648
	(9)	Sole Dispositive Power 363,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 716,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 716,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 716,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 716,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 716,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 716,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,441,407
	(9)	Sole Dispositive Power 8,941
	(10)	Shared Dispositive Power 1,432,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,441,407
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.3%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Barbara Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,432,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,432,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.2%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number Two Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 900,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 900,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 900,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.5%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 900,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 900,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 900,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.5%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 181,880
	(9)	Sole Dispositive Power 181,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 181,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 181,880
	(9)	Sole Dispositive Power 181,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 181,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 902,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 902,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 902,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 2,476,691
(9)	Sole Dispositive Power 2,476,691
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,691
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,439,070
	(9)	Sole Dispositive Power 1,439,070
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,439,070
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 885,345
	(9)	Sole Dispositive Power 885,345
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 885,345
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Randy Stilman
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 740,234
	(9)	Sole Dispositive Power 740,234
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 740,234
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 709,666
	(9)	Sole Dispositive Power 709,666
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 709,666
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Devlin
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 437,357
	(9)	Sole Dispositive Power 437,357
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 437,357
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 357,741
	(9)	Sole Dispositive Power 357,741
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 357,741
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 547,429
	(9)	Sole Dispositive Power 547,429
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 547,429
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 242,075
	(9)	Sole Dispositive Power 242,075
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 242,075
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Jeffrey S. Meeker
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 445,500
	(9)	Sole Dispositive Power 445,500
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 445,500
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 368,940
(9)	Sole Dispositive Power 368,940
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 368,940
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 227,630
	(9)	Sole Dispositive Power 227,630
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 227,630
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 77,555
	(9)	Sole Dispositive Power 77,555
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,555
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended by Amendment No. 1 filed on March 23, 2018, Amendment No. 2 filed on September 21, 2018, and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

Item 2. Identity and Background

Items 2(a), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated in their entirety:

(a)As of the date of this Amendment:

(i)
HLAI beneficially owns 29,811,543 shares of Class A common stock as holder of 13,920,481 Class B units and because it has voting control over an additional 15,891,062 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.

(ii)
HRHLA beneficially owns 29,811,543 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.

(iii)	Hartley R. Rogers beneficially owns 29,811,543 shares of Class A common stock as the managing member of HRHLA and as the direct owner of restricted stock of the Issuer.

(iv)	HLA Inc. beneficially owns 2,579,104 shares of Class A common stock as holder of 2,579,104 Class B units. HLA Inc. holds Class B units on behalf of Mario L. Giannini, its sole stockholder.

(v)
Mario L. Giannini beneficially owns 5,436,087 shares of Class A common stock, which includes 2,449,595 shares of Class A common stock beneficially held through Class B units held directly, the 2,579,104 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 123,756 shares of Class A common stock held directly.

(vi)	Kyera Giannini beneficially owns 363,648 shares of Class A common stock as a result of her ownership interest in HLA.

(vii)	Nicole Giannini beneficially owns 363,648 shares of Class A common stock as a result of her ownership interest in HLA.

(viii)	The Laura Sexton Trust beneficially owns 716,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(ix)	The Matthew Sexton Trust beneficially owns 716,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(x)
O. Griffith Sexton beneficially owns 1,441,407 shares of Class A common stock, which includes 1,432,466 shares as a trustee of the two Sexton family trusts and 8,941 shares of Class A common stock held directly.

(xi)	Barbara Sexton beneficially owns 1,432,466 shares of Class A common stock as a trustee of the two Sexton family trusts.

(xii)
Oakville Trust and Rysaffe, its trustee, directly own 900,015 shares of Class A common stock and beneficially own an additional 7 shares of Class A common stock as a result of the Oakville Trust’s ownership interest in HLAI.

(xiii)	Edward B. Whittemore beneficially owns 181,880 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiv) Laurence F. Whittemore beneficially owns 181,880 shares of Class A common stock as a result of his ownership interest in HLAI.

(xv)	Michael Schmertzler beneficially owns 902,005 shares of Class A common stock as a result of his ownership interest in HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106

(xvi)
The Management Investors collectively beneficially own 1,647,489 shares of Class A common stock directly, an additional 304,945 shares of restricted Class A common stock subject to vesting, and 7,002,799 shares of Class A common stock as holders of 4,130,179 Class B units and 2,872,620 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the “Exchange Agreement”), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.

Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein. Ms. Devlin also disclaims beneficial ownership of the 250 shares of Class A common stock owned by her son, who lives at her home.
(c) Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Hartley R. Rogers	Chairman, Director
Mario L. Giannini	Chief Executive Officer, Director
Erik R. Hirsch	Vice Chairman, Director
Juan Delgado-Moreira	Vice Chairman
Kevin J. Lucey	Chief Operating Officer
Randy M. Stilman	Chief Financial Officer
Michael Donohue	Controller
Paul Yett	Managing Director
Tara Blackburn	Managing Director
Andrea Kramer	Managing Director
Jeffrey S. Meeker	Managing Director
Michael Kelly	Managing Director
Stephen R. Brennan	Managing Director
Thomas Kerr	Managing Director
David Helgerson	Managing Director

(f)Each natural person identified in this Item 2 is a citizen of the United States except for Mr. Delgado-Moreira, who is a citizen of Spain. Each entity identified in this Item 2 is organized under the laws of Delaware, other than Hamilton Lane Advisors, Inc., which is a Pennsylvania corporation, Oakville Trust and Rysaffe, which are governed by the laws of Guernsey, and the Sexton Trusts, which are New York trusts.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Upon the termination of the 2008 Grantor Retained Annuity Trust of Mario Giannini, the trust's holdings were transferred in equal halves to its beneficiaries, Ms. Kyera Giannini and Ms. Nicole Giannini. Each beneficiary received 363,648 shares of Class B common stock and 363,648 Class B Units and paid no consideration.

On November 14, 2018, Mr. Delgado-Moreira purchased 21,450 shares of Class A common stock for $794,668.50 with personal funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 3 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

SCHEDULE 13D/A
CUSIP No. 407497 106

Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)

HLAI	29,811,543	56.7%
HRHLA	29,811,543	56.7%
Hartley R. Rogers	29,811,543	56.7%
HLA Inc.	2,579,104	9.1%
Mario L. Giannini	5,436,087	17.4%
Kyera Giannini	363,648	1.4%
Nicole Giannini	363,648	1.4%
O. Griffith Sexton	1,441,407	5.3%
Barbara Sexton	1,432,466	5.2%
Laura Sexton Trust	716,233	2.7%
Matthew Sexton Trust	716,233	2.7%
Oakville Trust	900,022	3.5%
Rysaffe	900,022	3.5%
Edward B. Whittemore	181,880	*
Laurence F. Whittemore	181,880	*
Michael Schmertzler	902,005	3.4%
Erik R. Hirsch	2,476,691	8.8%
Juan Delgado-Moreira	1,439,070	5.6%
Paul Yett	885,345	3.3%
Randy Stilman	740,234	2.8%
Kevin J. Lucey	709,666	2.7%
Tara Devlin	437,357	1.7%
Stephen R. Brennan	357,741	1.4%
Andrea Anigati	547,429	2.1%
Michael Kelly	242,075	*
Jeffrey S. Meeker	445,500	1.7%
Thomas Kerr	368,940	1.4%
David Helgerson	227,630	*
Michael Donohue	77,555	*

Total for Group	29,811,543	56.7%

*	Less than 1%

(1)
Based on the number of shares of Class A common stock (25,916,261) issued and outstanding as of December 13, 2018, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 3 is hereby incorporated herein by reference.

SCHEDULE 13D/A
CUSIP No. 407497 106

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected during the last 60 days.

Reporting Person	Number of Class B Units Transferred	Shares of Class A Common Stock Purchased
Juan Delgado-Moreira		21,450(1)
Kyera Giannini	363,648(2)
Nicole Giannini	363,648(2)

(1)	On November 14, 2018, Mr. Delgado-Moreira purchased 21,450 shares of Class A common stock at a weighted average price of $37.04.

(2)
Upon the termination of the 2008 Grantor Retained Annuity Trust of Mario Giannini, the trust's holdings were transferred in equal halves to its beneficiaries, Ms. Kyera Giannini and Ms. Nicole Giannini, and no consideration was paid. Effective December 13, 2018, Ms. Kyera Giannini and Ms. Nicole Giannini executed joinders to the Stockholders Agreement, and the Trust and its trustee no longer beneficially own any shares.

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
24.1	Power of Attorney for Nicole Giannini
24.2	Power of Attorney for Kyera Giannini

SCHEDULE 13D/A
CUSIP No. 407497 106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018

1.	HLA Investments, LLC
	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

4.	/s/ Lauren Platko, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lauren Platko, Attorney-in-Fact
Mario L. Giannini

6.	/s/ Lauren Platko, Attorney-in-Fact
Kyera Giannini

7.	/s/ Lauren Platko, Attorney-in-Fact
Nicole Giannini

8.	/s/ Lauren Platko, Attorney-in-Fact
O. Griffith Sexton

9.	/s/ Lauren Platko, Attorney-in-Fact
Barbara Sexton

SCHEDULE 13D/A
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

11.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

12.	Oakville Number Two Trust

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

13.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

14.	/s/ Lauren Platko, Attorney-in-Fact
Edward B. Whittemore

15.	/s/ Lauren Platko, Attorney-in-Fact
Laurence F. Whittemore

16.	/s/ Lauren Platko, Attorney-in-Fact
Michael Schmertzler

17.	/s/ Lauren Platko, Attorney-in-Fact
Erik R. Hirsch

18.	/s/ Lauren Platko, Attorney-in-Fact
Kevin J. Lucey

SCHEDULE 13D/A
CUSIP No. 407497 106

19.	/s/ Lauren Platko, Attorney-in-Fact
Juan Delgado-Moreira

20.	/s/ Lauren Platko, Attorney-in-Fact
Randy Stilman

21.	/s/ Lauren Platko, Attorney-in-Fact
Paul Yett

22.	/s/ Lauren Platko, Attorney-in-Fact
Tara Devlin

23.	/s/ Lauren Platko, Attorney-in-Fact
Andrea Anigati

24.	/s/ Lauren Platko, Attorney-in-Fact
Michael Kelly

25.	/s/ Lauren Platko, Attorney-in-Fact
Stephen R. Brennan

26.	/s/ Lauren Platko, Attorney-in-Fact
Jeffrey S. Meeker

27.	/s/ Lauren Platko, Attorney-in-Fact
Thomas Kerr

28.	/s/ Lauren Platko, Attorney-in-Fact
David Helgerson

29.	/s/ Lauren Platko, Attorney-in-Fact
Michael Donohue